Exhibit 99.1

PRESS RELEASE

Just Energy Reports First Quarter Fiscal 2018 Results

Reaffirms Fiscal 2018 Guidance

TORONTO, ONTARIO - - August 9, 2017 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced results for its first quarter and full fiscal year 2018.

Key Highlights:

•	Retail channel expansion strategy remains on track with 85 new store launches across nine different retail partners. Company remains on track to achieve the goal of being present in 500 stores by fiscal year-end.

•	Combined attrition improved to 14%, driven by a five percentage point improvement in Consumer attrition year over year and a three percentage point improvement year to date in fiscal 2018. These continued improvements are the direct result of Just Energy’s trusted advisor strategy and long-term loyalty programs.

•	Gross RCE additions increased 20% from the prior comparable quarter driven by double-digit growth in the Consumer and Commercial divisions.

•	Net RCE additions in the Consumer division were 13,000, an increase of 41,000 from the negative 28,000 net additions last year as a result of the increasing gross Consumer customer additions and the improving Consumer attrition.

•	Company made strategic investments (operating expenditures) during the quarter to seed new international operations, expand retail channels, and further invest in product and geographic growth initiatives.

•	Sales decreased 6% from the prior comparable quarter to $847.7 million, reflecting the 7% decrease in customer base as well as lower commodity market prices.

•	Gross margin was $157.6 million, a decreased of 3% from the prior year, driven by the decline in the customer base, partially offset by a positive impact of $3.6 million from foreign exchange.

•	Base EBITDA decreased 21% to $32.5 million due to the impact of foreign exchange, primarily from the strengthening U.S. dollar resulting in an increase of $1.0 million.

•	Book value of net debt to the trailing 12-month Base EBITDA was 2.0x, significantly improved from 2.6x one year ago.

•	The Company reaffirmed its fiscal 2018 and longer-term Base EBITDA guidance.

Financial highlights
For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2018	(decrease)	Fiscal 2017
Sales	$847,706	(6)%	$898,409
Gross margin	157,563	(3)%	162,672
Administrative expenses	48,631	9%	44,701
Selling and marketing expenses	58,076	-	57,790
Finance costs (net of non-cash finance charges)	9,387	(34)%	14,249
Profit[1]	109,309	NMF [3]	482,671
Profit per share available to shareholders - basic	0.71		3.24
Profit per share available to shareholders - diluted	0.56		2.51
Dividends/distributions	21,783	16%	18,793
Base EBITDA[2]	32,509	(21)%	41,141
Base Funds from Operations[2]	20,508	(20)%	25,669
Payout ratio on Base Funds from Operations[2]	106%		73%
Embedded gross margin[2]	1,673,700	(14)%	1,936,500
Total RCEs	4,076,000	(7)%	4,386,000

1Profit includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future RCE demand. The supply has been sold to RCEs at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” unaudited interim condensed consolidated MD&A for the three months ended June 30, 2017.

3 Not a meaningful figure.

“Our first quarter financial results reflect the positive sales trends we are seeing in our Consumer business, combined with the expected effect of the focused investments we are making in our business to drive future growth,” commented Just Energy’s Co-CEO, Deb Merril. “Our business is well positioned to withstand the prolonged period of relative complacency in the retail energy markets that resulted in our reduced customer portfolio, without hindering our ability to pursue our long-term strategy. In line with our growth strategy, we made investments during the first quarter to seed our new international operations; expand our retail sales channels; and further invest in product and geographic growth initiatives. We are having great success in our retail channel expansion efforts. We have expanded into 85 new stores across our nine retail partners and we plan to be in 500 stores by the end of fiscal 2018. We expect these types of important growth initiatives to continue throughout the fiscal year and we remain confident we are setting the stage for prolonged, profitable growth on a global scale. These investments do have a negative effect on our near-term financial results. Fortunately, the payback period on these investments is rapid, usually under one year, and we are operating from a strong financial position to pursue these opportunities aggressively while preserving our improved balance sheet and dividend commitment.”

Co-CEO, James Lewis added, “We are receiving great customer reception and feedback around our growing suite of value-add products and long-term loyalty programs, and our geographic expansion efforts remain on track. We are increasingly confident in the customer trends we are seeing. This confidence stems from the improvements in the gross customer additions and attrition rate. Our ability to add customers is strong with gross additions increasing 20% in total year over year, led by a 28% increase in Consumer. On a net basis, Consumer additions were up once again sequentially, but the Commercial business contracted due to losses experienced during a heavy renewal quarter as we refused to engage in what we view as risky pricing tactics. We continue to aggressively pursue the milestone of reaching the one million customer threshold for enrollment in our customer loyalty program. We believe these efforts will support continued improvement in the overall customer profile and long-term profitable growth.”

Co-CEO, Deb Merril concluded, “These are exciting times at Just Energy and we want to thank our loyal shareholder for their support of our strategy. Today, we are capable of delivering more value to customers than ever in our history and we are squarely on the path to future sustained growth. In fiscal 2018, we believe we will achieve our Base EBITDA guidance.”

First Quarter Operating Performance

•	Sales decreased by 6% to $847.7 million from $898.4 million in the first quarter of fiscal 2017, reflecting the 7% decrease in customer base as well as lower commodity market prices.

•	Gross margin was $157.6 million, a decrease of 3% from the prior comparable quarter. The decrease is attributable to the decline in the customer base, partially offset by a positive impact of $3.6 million from foreign exchange.

•	Administrative expenses increased by 9% from $44.7 million to $48.6 million as a result of higher costs required to support customer growth in the U.K., international expansion as well as efforts relating to new strategic initiatives.

•	Selling and marketing expenses of $58.1 million remained consistent with the selling and marketing expenses reported during the same period last year.

•	Total finance costs of $12.0 million decreased 33% from $18.0 million reported last year as a result of the redemption of the 6.0% convertible debentures and the senior unsecured notes, offset by the finance costs from the issuance of the 6.75% convertible debentures.

•	Base EBITDA decreased 21% to $32.5 million primarily due to the decrease in the customer base of 7% and the investment in growth initiatives partially offset by the impact of foreign exchange from the strengthening U.S. dollar resulting in an increase of $1.0 million.

•	Base FFO of $20.5 million was down 20% from the $25.7 million reported in the prior comparable period as a result of the decrease in Base EBITDA.

•	The average gross margin per RCE for the customers added and renewed by the Consumer division was $194/RCE, a decrease from $207/RCE added in the prior comparable period. The decrease is a result of a higher proportion of customer additions in the U.K. signed under 12-month contracts which carry a lower gross margin but significantly better cash flow, lower underlying expenses, and future retention potential.

•	The average gross margin per RCE for the Commercial customers signed during the quarter was $75/RCE, a decrease from $80/RCE added in the prior comparable period.

•	Customers lost through attrition and failure to renew during the three months ended June 30, 2017 were at an average gross margin of $81/RCE, an increase from $76/RCE reported in the prior comparable period due to the customers being added at higher margins in recent periods. Management will continue its margin optimization efforts by focusing on ensuring customers added meet its profitability targets.

Annual gross margin per RCE
	Q1 Fiscal	Number of	Q1 Fiscal	Number of
	2018	customers	2017	customers

Consumer customers added and renewed	$194	285,000	$207	216,000
Consumer customers lost	195	121,000	195	133,000
Commercial customers added and renewed	75	253,000	80	260,000
Commercial customers lost	81	259,000	76	206,000

Customer aggregation

RCE SUMMARY

	April 1,			Failed to	June 30,	% increase	June 30,	% increase
	2017[1]	Additions	Attrition	renew	2017	(decrease)	2016	(decrease)
Consumer Energy
Gas	611,000	53,000	(29,000)	(7,000)	628,000	3%	642,000	(2)%
Electricity	1,186,000	81,000	(61,000)	(24,000)	1,182,000	-	1,225,000	(4)%
Total Consumer RCEs	1,797,000	134,000	(90,000)	(31,000)	1,810,000	1%	1,867,000	(3)%
Commercial Energy
Gas	270,000	27,000	(9,000)	(10,000)	278,000	3%	247,000	13%
Electricity	2,144,000	84,000	(32,000)	(208,000)	1,988,000	(7)%	2,272,000	(13)%
Total Commercial RCEs	2,414,000	111,000	(41,000)	(218,000)	2,266,000	(6)%	2,519,000	(10)%
Total RCEs	4,211,000	245,000	(131,000)	(249,000)	4,076,000	(3)%	4,386,000	(7)%
[1] The balance as at April 1, 2017 has been adjusted for 9,000 large natural gas Commercial and Industrial RCEs that were not accounted for in the prior year.

•	Just Energy’s total RCE base is currently 4.1 million, a 7% decrease from one year ago. In addition to the RCEs referenced in the above table, the Consumer RCE base also includes 55,000 smart thermostat customers.

•	Gross RCE additions for the quarter were 245,000, an increase of 20% year-over-year due to more competitive pricing in the U.K. market which resulted in a 195% growth in U.K. customer additions during the first quarter of fiscal 2018.

o	Consumer gross RCE additions amounted to 134,000 during the quarter, a 28% increase year-over-year, driven by U.K. market growth.

o	Commercial gross RCE additions were 111,000, an 11% increase year-over-year, due to increased additions from large natural gas Commercial and Industrial RCEs. Just Energy remains focused on increasing the gross margin per RCE added for Commercial and, as a result, has been more selective in its market strategy.

•	Net RCE additions were a negative 135,000, compared with a negative 134,000 net RCE additions in the first quarter of last year. The slight increase is primarily a result of the lower RCE renewals in North America, partially offset by higher RCE additions and lower attrition.

•	Just Energy’s geographic footprint continues to diversify outside of North America. The U.K. operations increased their RCE base by 30% to 419,000 RCEs year-over-year and now represent 10% of the total Just Energy RCE base.

•	The combined attrition rate for Just Energy was 14% for the trailing 12 months, a one percentage point improvement from the 15% reported a year prior.

o	Consumer attrition improved five percentage points from the year ago period and down three percentage points since year end to 21% while Commercial attrition remained flat at 7%. Improved attrition reflects Just Energy’s efforts to become customers’ “trusted advisor” and improving the customer experience through relationship building by providing a variety of energy management solutions to its customer base to drive customer loyalty.

•	The renewal rate was 62% for the trailing 12 months, consistent with the renewal rate reported last quarter and one year ago.

o	The Consumer renewal rate decreased by three percentage points, while the Commercial renewal rate remained the same at 54%. The decline in Consumer renewal rate reflected a very competitive market for Consumer renewals with competitors aggressively pricing and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

Balance Sheet & Liquidity

The Company remains committed to maintaining its improved balance sheet. As of June 30, 2017, Just Energy’s book value net debt to the trailing 12-month Base EBITDA was 2.0x, higher than the 1.8x reported March 31, 2017, but significantly improved from 2.6x one year ago.

•	Cash and short-term investment were $81.0 million as of June 30, 2017, a decrease of 3% from $83.6 million reported one year ago. The decrease in cash is primarily attributable to the payment of dividends in the first quarter of fiscal 2018.

•	Long-term debt of $520.6 million as of June 30, 2017 increased from $498.1 million as of March 31, 2017. This increase is a result of the withdrawal of an additional $24.7 million on the credit facility.

•	Base funds from operations (“Base FFO”) were $20.5 million, a decrease of 20% compared with $25.7 million in the prior fiscal year. Base FFO decreased due to the lower Base EBITDA in the current quarter partially offset by the decrease in cash financing costs in the current quarter of $4.9 million as a result of the Company’s finance restructuring efforts over the past year.

•	The payout ratio for the trailing 12 months ending June 30, 2017 was 65%, compared with 56% for the trailing 12 months ended June 30, 2016. It is anticipated that the payout ratio will increase in the current fiscal year over prior year as a result of the dividends associated with the preferred shares issued in February 2017.

•	Dividends and distributions for the three months ended June 30, 2017 were $21.8 million, an increase of 16% from the prior comparable quarter in fiscal 2017, reflecting the $3.0 million dividends payments to preferred shareholders following the issuance of preferred shares in February 2017.

•	Common share repurchases totaled $11.4 million as of June 30, 2017.

Outlook

Just Energy continues to deploy its strategy to become a world-class consumer enterprise delivering superior value to its customers through a range of energy management solutions and a multi-channel approach. The Company has recently completed a phase of internal transformation centred on repairing its balance sheet and overall debt structure, as well as improving the profitability profile of its customer base. Just Energy’s growth plans centre on customer growth, geographic expansion, channel growth and enhancements, strategic acquisitions, and new products and structures.

Management believes that the Company will deliver fiscal 2018 Base EBITDA in the range of $210 million to $220 million. These expectations reflect the significant investments to seed Just Energy’s international operations, to further invest in product and geographic growth initiatives, and to pay up-front commissions related to customer growth in fiscal 2018.

While the operating expenditures to fund growth will present a challenge to fiscal 2018, management expects to still return to growth in Base EBITDA for fiscal 2019 and beyond, returning to the double-digit percentage growth as delivered in the past. This expectation is in line with Just Energy’s previous performance under the current leadership team (fiscal 2015-2017) when the Company delivered a Base EBITDA compound annual growth rate of 10.2% and 14.8% prior to the deduction related to Commercial customer acquisition costs.

The Company’s balance sheet improvement initiatives have resulted in a significantly improved debt ratio and management remains committed to maintaining this level.

The repositioned business model has improved the Company’s ability to drive profitability and cash generation, thus providing management with the confidence and freedom to commit to future dividend distributions at the current $0.50 per common share level and to maintain the preferred shares dividend.

Earnings Call

The Company will host a conference call and live webcast to review the fiscal first quarter results beginning at 10:00 a.m. Eastern Standard Time on August 10th, 2017 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Patrick McCullough will participate on the call.

Just Energy Conference Call and Webcast

•	Thursday, August 10th, 2017
•	10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-877-870-4263 and ask to be joined into the Just Energy call. The call will also be webcast live over the internet at the following link:

https://www.webcaster4.com/Webcast/Page/1731/22127

An audio tape rebroadcast will be available starting one hour after the conference and will be available until August 17, 2017. To access the rebroadcast please dial 1-877-344-7529 and ask to be joined into the Just Energy call.

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately 1.6 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Advanced Solutions, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough

Chief Financial Officer

Just Energy

713-933-0895

pmccullough@justenergy.com

or

Michael Cummings

Investor Relations

Alpha IR Group

617-461-1101

michael.cummings@alpha-ir.com